SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 12, 2005, at 10 a.m., at the Company’s headquarters, located at Rua Renato Paes de Barros, 1.017, 4th floor, suites 41 and 42, Edifício Corporate Park, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the EXTRAORDINARY GENERAL MEETING:

(i) to approve the cancellation of common and preferred shares of the Company held in treasury, without decreasing its capital stock;

(ii) in view of the resolution referred to in item (a)(i) above, to amend the caput of Article 5 of the Company’s Bylaws, which provides for the capital stock and its division into shares;

(iii) to amend the caput of Article 35 of the Company’s Bylaws, in order to establish the permanent nature of the Company’s Fiscal Council. As of this date, the Fiscal Council will cumulate the duties of the Audit Committee, under the terms of the Sarbanes-Oxley Act;

(iv) by virtue of the aforementioned, to amend paragraph 2 of Article 20 of the Company’s Bylaws, in order to extinguish the Audit Committee;

(v) to amend Article 21 of the Company’s Bylaws, in order to extinguish the position of the Board of Directors’ Vice-Chairman;

(vi) to amend the caput of Article 26 of the Company’s Bylaws, in order to extinguish the position of the Company’s “General Executive Officer” and to create the positions of “Latin America General Executive Officer” and “North America General Executive Officer”, as well as to determine their attributions. By virtue of the aforementioned, to amend Articles 27 to 30 of the Company’s Bylaws; and

(vii) to approve the consolidation of the Company’s Bylaws.

(b)	At the ORDINARY GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year ended 2004;

(ii) to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on September 14, 2004 and January 07, 2005;

(iii) to ratify the amounts paid by means of the global compensation attributed to the Company’s managers for the year 2004 and set forth the global compensation of the managers and of the members of the Company’s Fiscal Council for the year of 2005; and

(iv) to elect new members of the Board of Directors and Fiscal Council of the Company and respective deputies, as well as to determine the number of members of the Board of Directors.

General information:

- The following documents are made available to the shareholders at the Company’s headquarters: (i) the management annual report; (ii) the financial statements related to the fiscal year ended 2004; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion.

- The proxies containing special powers for representation in general meetings referred to by this present Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least three (3) business days prior to the date scheduled for the meetings.

- Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

São Paulo, March 15, 2005.

Victório Carlos De Marchi
Board of Directors Co-Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.